SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 5)*

ServiceSource International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81763U100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 20 Pages

Exhibit Index Contained on Page 19

CUSIP NO. 81763U100	13 G	Page 2 of 20

1	NAME OF REPORTING PERSON Benchmark Capital Partners V, L.P. (“BCP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,476,535 shares, except that Benchmark Capital Management Co. V, L.L.C. (“BCMC V”), the general partner of BCP V, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”), the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,476,535 shares, except that BCMC V, the general partner of BCP V, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,476,535
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 81763U100	13 G	Page 3 of 20

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V, L.P. (“BFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
545,811 shares, except that BCMC V, the general partner of BFF V, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
545,811 shares, except that BCMC V, the general partner of BFF V, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,811
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 81763U100	13 G	Page 4 of 20

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V-A, L.P. (“BFF V-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
104,503 shares, except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
104,503 shares, except that BCMC V, the general partner of BFF V-A, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,503
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 81763U100	13 G	Page 5 of 20

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund V-B, L.P. (“BFF V-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
82,232 shares, except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
82,232 shares, except that BCMC V, the general partner of BFF V-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 81763U100	13 G	Page 6 of 20

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 81763U100	13 G	Page 7 of 20

1	NAME OF REPORTING PERSON Alexandre Balkanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Balkanski, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Balkanski, a member of BCMC V, may be deemed to have shared power to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 81763U100	13 G	Page 8 of 20

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 291,497 shares, of which 37,251 are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2016.
6	SHARED VOTING POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 291,497 shares, of which 37,251 are issuable pursuant to outstanding options exercisable within 60 days of December 31, 2016.
8	SHARED DISPOSITIVE POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Dunlevie, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,142,237
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 81763U100	13 G	Page 9 of 20

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Fenton, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Fenton, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 81763U100	13 G	Page 10 of 20

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Gurley, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Gurley, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 81763U100	13 G	Page 11 of 20

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Harvey, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Harvey, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 81763U100	13 G	Page 12 of 20

1	NAME OF REPORTING PERSON Robert C. Kagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 213,067 shares
6	SHARED VOTING POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 213,067 shares
8	SHARED DISPOSITIVE POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Kagle, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,063,807
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 81763U100	13 G	Page 13 of 20

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Lasky, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Lasky, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 81763U100	13 G	Page 14 of 20

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Spurlock, a member of BCMC V, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
5,850,740 shares, of which 4,476,535 are directly owned by BCP V, 545,811 are directly owned by BFF V, 104,503 are directly owned by BFF V-A, 82,232 are directly owned by BFF V-B and 641,659 are held in nominee form for the benefit of persons associated with BCMC V. BCMC V is the general partner of BCP V, BFF V, BFF V-A and BFF V-B, and Spurlock, a member of BCMC V, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 81763U100	13 G	Page 15 of 20

This Amendment No. 5 amends and restates in its entirety the Schedule 13G previously filed by Benchmark Capital Partners V, L.P., a Delaware limited partnership (“BCP V”), Benchmark Founders’ Fund V, L.P., a Delaware limited partnership (“BFF V”), Benchmark Founders’ Fund V-A, L.P., a Delaware limited partnership (“BFF V-A”), Benchmark Founders’ Fund V-B, L.P., a Delaware limited partnership (“BFF V-B”), Benchmark Capital Management Co. V, L.L.C., a Delaware limited liability company (“BCMC V”), and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”) and Steven M. Spurlock (“Spurlock”) (together will all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER
ServiceSource International, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
760 Market Street, 4th Floor
San Francisco, CA 94102

ITEM 2(A).	NAME OF PERSONS FILING
This Statement is filed by BCP V, BFF V, BFF V-A, BFF V-B, BCMC V, Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
BCMC V, the general partner of BCP V, BFF V, BFF V-A and BFF V-B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B. Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are members of BCMC V and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP V, BFF V, BFF V-A and BFF V-B.
ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
The address for each reporting person is:
Benchmark Capital
2965 Woodside Road
Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP V, BFF V, BFF V-A and BFF V-B are Delaware limited partnerships. BCMC V is a Delaware limited liability company. Balkanski, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 81763U100

ITEM 3.	Not Applicable.

CUSIP NO. 81763U100	13 G	Page 16 of 20

ITEM 4.	OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2016 (based on 86,934,054 shares of Common Stock of the issuer outstanding as of October 28, 2016 as reported by the on Form 10-Q for the period ended September 30, 2016 and filed with the Securities and Exchange Commission on November 9, 2016).

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of BCP V, BFF V, BFF V-A and BFF V-B, and the limited liability company agreement of BCMC V, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

CUSIP NO. 81763U100	13 G	Page 17 of 20

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 81763U100	13 G	Page 18 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2017

BENCHMARK CAPITAL PARTNERS V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-A, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND V-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. V, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
ROBERT C. KAGLE
MITCHELL H. LASKY
STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 81763U100	13 G	Page 19 of 20

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	20

CUSIP NO. 81763U100	13 G	Page 20 of 20

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ServiceSource International, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.